Exhibit 99.3

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Coastal.com | ClearlyContacts.ca | ClearlyContacts.com.au | ClearlyContacts.co.nz | LensWay.com | LensWay.co.uk | ContactSan.com | CoastalLens.com | MaxLens.com | YasuiLens.com

TABLE OF CONTENTS



3 LETTER TO THE SHAREHOLDERS

4 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2011

5 Overview

6 Selected annual information

6 Selected annual financial information

7 Selected annual volume metrics

8 Summary of quarterly results

9 Results of operations and comparison of the years and quarters ended October 31, 2011 and October 31, 2010

11 Liquidity and capital resources

11 Critical accounting estimates

12 Future accounting policies

15 Supplemental non-GAAP measures and definitions

15 Common shares

16 Related party transactions

16 Contractual obligations

16 Contingent liabilities

16 Off-balance sheet arrangements

17 Critical suppliers

17 Disclosure controls and procedures

18 Internal controls over financial reporting

18 Caution regarding forward-looking statements, risks and assumptions

19 Additional information and risk factors

21 INDEPENDENT AUDITORS' REPORT

22 CONSOLIDATED BALANCE SHEETS

23 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)

24 CONSOLIDATED STATEMENTS OF DEFICIT

25 CONSOLIDATED STATEMENTS OF CASH FLOWS

26 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 *[Note 1]* Nature of operations and basis of presentation

26 *[Note 2]* Summary of significant accounting policies

29 *[Note 3]* Future accounting policies

30 *[Note 4]* Cash and cash equivalents

30 *[Note 5]* Related party balances and transactions

31 *[Note 6]* Income taxes

31 *[Note 7]* Property, equipment and leasehold improvements

33 *[Note 8]* Intangible assets

33 *[Note 9]* Goodwill

34 *[Note 10]* Capital lease obligation

36 *[Note 11]* Long-term debt

36 *[Note 12]* Operating facility

36 *[Note 13]* Share capital

39 *[Note 14]* Contributed surplus

39 *[Note 15]* Accumulated other comprehensive loss

39 *[Note 16]* Earnings per share

40 *[Note 17]* Financial instruments

42 *[Note 18]* Management of capital

43 *[Note 19]* Segmented information

44 *[Note 20]* Commitments

44 *[Note 21]* Contingencies

44 *[Note 22]* Comparative figures

1

2

3 TO THE SHAREHOLDERS Dear Shareholders, 2011 has been a record year! With total revenue of $184 Million and a 103% increase in eyeglasses sales for a total of $40 Million. Significant investments have been made in expanding our customer base, growing our eyeglasses segment, strengthening our private label brands and adding depth to the Coastal team. We continue to dominate mature markets such as Canada and the Nordic region and our presence and visibility is increasing rapidly in the USA and Australia. Remarkably these changes, and perhaps most interesting to all of us as shareholders, are just the beginning. We are approaching the on-ramp to a category that is about to experience revolutionary change, benefiting consumers around the world. We have made significant investments in fiscal 2011 building one of the world’s most sophisticated eyeglasses laboratories. Our investment has provided our customers with high quality products delivered quickly at prices significantly lower than traditional retail. Customers are sharing their experience with others, generating an increasing number of new orders through referral and word of mouth. We also shipped 2.2 Million orders and grew our customer base to 3.3 Million. The majority of our orders continue to be delivered to repeat customers who have found value in the online vision care shopping experience. We are working hard to continually grow our database of vision corrected customers and introduce more people to our unique offering. We shipped 789,000 pairs of eyeglasses to our customers in 2011 and are experiencing continued rapid growth of this segment in our business. We have had success attracting new customers with our exclusive promotions; encouraging customers to try without risk. Our customers respond positively and return for repeat purchases adding to the customer lifetime economics model. In 2011 our overall contact lens business grew faster than the industry at a rate of 8% when compared to the previous year. Our private label brands have always made up a significant part of our eyeglasses business since we introduced them. In 2011 we launched Splash™ our proprietary brand in contact lenses. Splash™ is a high quality product offered at a comparably low price. Within the year Splash™ quickly made up a larger part of our growing contact lens business. We are encouraged by the growth rate in this product category and will continue to emphasize these products and our ability to offer our customers an alternative and exceptional savings. During 2011 we saw amazing contributions from our team and continued to scale by adding key talent to meet the demands of growth. We’re excited about the addition of key hires including Peter Lee to our IT team and Aaron Magness to our Marketing team. Peter’s time at Netflix and Intuit give him experience in managing growth in disruptive industries while ensuring exceptional customer experience. Aaron’s experience at Zappos, building the world’s largest online footwear and fashion retailer is invaluable as we continue to grow. Our strong culture and key additions give us the confidence that we are strategically positioned to continue our execution of on an exciting vision that changes the way the world buys eyewear. Overall 2011 was a building year, where we invested to be the leader in what we believe will be a tremendously large and interesting category in years to come. Our goal is to continue to extend our lead in building a revolutionary platform to serve customers in a way that will “WOW” them and cause them to share their experience with friends. We have made great progress this year towards these ends. We look forward to updating shareholders on our progress in years to come.

4 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2011 This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of December 14, 2011 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) audited consolidated financial statements and notes thereto for the twelve months ended October 31, 2011. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and use Canadian dollars as our reporting currency. Beginning with the quarter ended January 31, 2012 unaudited interim consolidated financial statements, the Company will prepare all interim and annual reports in accordance with International Financial Reporting Standards (“IFRS”).

5 Founded in the year 2000, Coastal Contacts is the leading worldwide online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We serve our customers through our network of manufacturing, distribution and business facilities located around the world. In 2004, after a successful start up phase, we completed an initial public offering of our common shares. From 2004 to 2011 we have targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. This was complemented by organic growth in a number of target markets. In 2008 we expanded by launching our eyeglasses business. We started by searching the globe for high quality optical products, then by purchasing in-house blocking, edging and surfacing equipment in order to develop a sophisticated modern vertically integrated manufacturing optical laboratory, which now ranks as one of the world’s most technologically advanced laboratories. We continue to excel at in-house manufacturing and expanding our product categories including enhancements to our eyeglasses offering with a wide range of high quality, stylish eyeglasses, with options for the entire family. This offering has been well received by consumers with sales of eyeglasses growing to $40 million during the twelve months ended October 31, 2011 and revolutionizing the way many consumers purchase eyeglasses. We have built a diversified international base of more than 3.3 million vision corrected customers, up from 2.8 million in the prior year, and the largest market share of any online optical retailer in key markets. We have grown our annual business to $184 million in sales and approximately 2.2 million orders shipped in the twelve months ended October 31, 2011 compared to $153 million in sales and approximately 1.6 million orders shipped during the year ended October 31, 2010, an increase of $31 million. Our contact lens sales increased by $11 million totaling $145 million and our eyeglasses sales increased by $20 million to $40 million, an increase of 103%. During the twelve months ended October 31, 2011, we shipped approximately 789,000 pairs of eyeglasses, an increase of over 196% compared to the same period last year. Our in-house brands represented 52% of the eyeglasses sales during the quarter demonstrating the strength of our brand and the impact our award winning customer service has on the growth of our business. OVERVIEW

6 SELECTED ANNUAL FINANCIAL INFORMATION (CAD $000’s) Years ended October 31 2011 2010 2009 Sales 184,097 153,166 139,870 Cost of Sales 129,395 109,390 97,009 Gross Profit 54,702 43,776 42,861 Advertising 26,636 18,069 18,098 Selling, General and Administration 29,056 19,708 16,759 Earnings (loss) before income tax (4,983) 3,049 3,997 Income tax expense (recovery) (59) (53) 1,250 Net earnings (loss) (4,924) 3,102 2,747 Adjusted EBITDA* 1,345 7,783 8,005 Total Assets 80,766 70,259 57,300 Total long-term financial obligations 3,411 2,508 - *Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures. The following tables summarize selected financial and operational information for the Company covering the periods indicated. The classification of financial information presented below is specific to Coastal Contacts and may not be comparable to that of other e-commerce retailers. The selected financial information is derived from the audited consolidated financial statements for the 12 months ended October 31, 2011. SELECTED ANNUAL INFORMATION

SELECTED ANNUAL VOLUME METRICS

(000's except for average order size)

Years ended October 31	2011		2010		2009	
Re-Orders*	1,439	67%	1,128	71%	988	73%
New Orders*	723	33%	458	29%	368	27%
Total Shipped Orders*	2,162	100%	1,586	100%	1,356	100%
Average Order Size (AOS)	$85.17		$96.57		$103.15	
Active Customers*	3,344		2,800		2,000	
Eye Glasses Frames	789		266		115	

*Active customers, re-orders, new orders and shipped orders are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Active customers are defined as customers who have ordered from us in the past 24 months. Re-orders are orders shipped to returning customers, net of returns. New orders are orders shipped to new customers, net of returns. Refer to Supplemental Non-GAAP Measures and Definitions below for further information.

7

SUMMARY OF QUARTERLY RESULTS

($000's except per share data)

Quarter ended	Oct. 31, 2011	July 31, 2011	Apr. 30, 2011	Jan. 31, 2011	Oct. 31, 2010	July 31, 2010	Apr. 30, 2010	Jan. 31, 2010
Sales	50,061	49,589	43,835	40,612	40,485	39,455	37,318	35,908
Cost of Sales	35,665	34,481	30,143	29,106	28,653	28,078	27,062	25,597
Gross Profit	14,396	15,108	13,692	11,506	11,832	11,377	10,256	10,311
Advertising	6,983	8,163	5,934	5,556	5,268	4,890	3,920	3,991
Selling, General and Administration	6,953	7,320	6,779	8,005	5,143	5,087	4,836	4,642
Earnings (loss) before income tax	(879)	(1,171)	187	(3,121)	1,260	609	399	781
Income tax expense (recovery)	79	384	170	(692)	(181)	80	17	31
Net earnings (loss)	(958)	(1,555)	17	(2,429)	1,441	529	382	750
Adjusted EBITDA*	460	(375)	979	280	2,017	2,315	1,773	1,678
Weighted average # of shares – basic	55,491	55,410	55,146	55,417	56,816	56,982	56,962	56,902
Weighted average # of shares – diluted	55,491	55,410	57,264	55,417	57,878	57,964	58,324	58,502
Basic earnings per share	(0.02)	(0.03)	0.00	(0.04)	0.03	0.01	0.01	0.01
Diluted earnings per share	(0.02)	(0.03)	0.00	(0.04)	0.02	0.01	0.01	0.01

**Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for further information and a reconciliation of net earnings to Adjusted EBITDA.*

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months.

8 Coastal Contacts Inc.

9 Sales for the three months ended October 31, 2011 increased by $9.6 million or 24% to $50.1 million from $40.5 million during the same period in 2010. Sales for the 12 month period ended October 31, 2011 increased by $30.9 million or 20% to $184.1 million from $153.2 million in the prior year. Total eyeglasses sales for the three months ended October 31, 2011 increased to $11.3 million from $6.0 million during the same period in 2010, an increase of $5.3 million or 88%. Total eyeglass sales for the twelve month period ended October 31, 2011 increased to $39.6 million from $19.5 million in the prior year, an increase of $20.1 million or 103%. The growth of our eyeglasses business resulted from our compelling introductory pricing and our promotional eyeglasses offer to many of our first time customers. These initiatives were successful and helped us increase sales and attract attention to this new category. Total contact lens sales for the three months ended October 31, 2011 increased $4.3 million or 12% to $38.8 million from $34.5 million during the same period in 2010. Our contact lens sales for the year ended October 31, 2011 increased $10.9 million or 8% to $144.5 million from $133.7 million in the prior year. Our contact lens business growth rate was in excess of the growth in the overall contact lens market primarily as a result of effective marketing campaigns focusing on our speed and convenience. As a result of our strong sales growth in the fourth quarter, total orders shipped in the quarter increased 0.2 million or 34% to 569,143 orders compared to 426,123 orders during the same period in 2010, the average order size decreased 7% to $87.96 as a result of increased promotional activities and included an increase of 2% due to the impact of foreign currency exchange rates. Lastly, during the fourth quarter, the number of eyeglasses frames shipped increased to 227,516 from 90,540 during the same period in 2010. RESULTS OF OPERATIONS AND COMPARISON OF THE YEARS AND QUARTERS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010 Similar to the trend in the fourth quarter, total orders shipped during the year ended October 31, 2011 increased by 0.6 million orders or 36% to 2,161,613 orders, up from 1,585,995 orders in the prior year. Our average order size decreased by 12% to $85.17 as a result of increased promotional activity previously described. Foreign currency exchange rates did not significantly impact the average order size when compared to that of the previous year. The number of eyeglasses frames shipped increased from 265,687 in fiscal 2010 to 788,367 in fiscal 2011. During the fourth quarter of 2011, gross profit remained constant at 29% when compared to the same period in 2010. During the year ended October 31, 2011, gross profit increased to 30% when compared to 29% in the prior year. This improvement was a result of pricing strength and changes in product mix. Our investment in advertising increased to $7.0 million or 14% of sales during the three months ended October 31, 2011, up from $5.3, an increase of $1.7 million when compared to the same period in 2010. During the year ended October 31, 2011, our investment in advertising increased to $26.6 million or 14% of sales compared to $18.1, an increase of $8.5 million over the same period in 2010. The increases in advertising costs in the fourth quarter and the year were the result of the increased advertising and marketing activity required to generate the respective 88% and 103% growth of our eyeglasses business described above.

10 Share based compensation for the three months ended October 31, 2011 increased to $0.3 million compared to $0.03 million during the three months ended October 31, 2010. For the fiscal year ended October 31, 2011 share based compensation increased to $1 million compared to $0.5 million in the prior year. The increase is a result of both the number of options granted during the year and the related valuation of the options based upon the Black-Scholes option pricing model. During the year ended October 31, 2011, we recognized interest expense of $0.3 million compared to $0.1 million in the prior year. During the year ended October 31, 2011, our foreign currency exchange gains on translations of our monetary assets totalled $0.2 million compared to a foreign exchange loss of $0.1 million in the prior year. We do not hold any financial instruments for the purpose of hedging exposure to foreign currency fluctuations. During the year ended October 31, 2011, we had a consolidated income tax recovery of $0.1 million. Certain operations generate taxable income while others generate losses or have cumulative losses which may be applied against current and future taxable earnings to reduce our tax liability on earnings. Consequently our consolidated tax expenses as a percentage of earnings before taxes will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction. During the three month period ended October 31, 2011, selling, general and administrative expenses increased by $1.8 million to 14% of sales or $7.0 million from $5.1 million in 2010 and during the year ended October 31, 2011, selling general and administrative expenses were $29 million or 16% of sales compared to $19.7 million in the prior year. The increases in selling, general and administrative costs were required to support the volume growth and to prepare for the anticipated growth in the near future including additional human resources required in marketing and information technology functions as well as increases in professional fees and other operating costs. The increase in selling, general and administrative costs also includes additional severance costs and professional fees resulting from management changes. During the fourth quarter in 2011, amortization increased by $0.6 million to $0.8 million from $0.2 million during the same period in 2010 and, during the 2011 fiscal year, amortization increased $0.6 million to $2.8 million compared to $2.3 million in the prior year. The increased amortization is directly related to the significant investments made in optical laboratory equipment, leasehold improvements and enterprise resource planning software during the year ended October 31, 2011.

11 At October 31, 2011 we had cash and cash equivalents of $16.9 million, as compared to $18.3 million at October 31, 2010. Cash provided from operations was $4.4 million for the twelve months ended October 31, 2011 compared to $7.9 million in the prior year. The decrease in cash generated from operations is directly attributable to the net loss generated during the year ended October 31, 2011. Net cash used in investing activities was $4.7 million during the year ended October 31, 2011, compared to $0.9 million in the prior year. These investments include optical laboratory and manufacturing equipment, leasehold improvements, internet domain names and software. We believe that existing cash, operating credit line facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases The Company prepares its consolidated financial statements in accordance with Canadian GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions. We have identified the following as critical accounting estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most LIQUIDITY AND CAPITAL RESOURCES CRITICAL ACCOUNTING ESTIMATES through normal course issuer bids and operations through to the end of 2012. We may seek additional sources of funds to support our capital expansion or to accelerate growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations. pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions. Accounting for Long-lived Assets The ability to realize long-lived assets which are primarily comprised of customer lists and website creation costs are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on assessment of reorder rates and various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

12 Accounting for goodwill and intangible assets with indefinite lives Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and we perform an annual impairment test of our recorded goodwill. In addition, we test our other indefinite-life intangible assets for impairment. These impairment tests can be significantly altered by estimates of future performance, long-term discount rates used or market price valuation multiples. The analyses necessarily involve significant management judgment. These estimates will likely change over time. Allowance for doubtful accounts We offer credit to certain customers. These customers do not have to pay for the order until the goods are received – generally estimated to be less than 15 days. The majority of the individual receivable balances are small amounts of less than $150 and there are a large number of records. Given the composition of the receivable portfolio, using a specific balance approach for the bulk of the receivables is not feasible. Consequently, management estimates an allowance for doubtful accounts based on the aging of the receivable portfolio. The analyses necessarily involve significant judgment. These analyses can be significantly altered by estimates of the probability of future collection or changes in payment patterns of customers. Income taxes We account for income taxes using the liability method of accounting. Under the liability method, future income tax assets and liabilities are determined based on differences between the carrying amounts of balance sheet items and their corresponding tax values. The determination of the income tax provision requires management to interpret regulatory requirements and to make certain judgements. While income tax filings are subject to audits and assessments, management believes that adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgements may result in an increase or decrease in our income tax provision in the future. The amount of any such increase or decrease cannot be reasonably estimated. Transition to International Financial Reporting Standards (“IFRS”) The Canadian Accounting Standards Board (“AsSB”) requires that publicly accountable enterprises adopt International Financial Reporting Standards (“IFRS”) in place of Canadian Generally Accepted Accounting Principles (“GAAP”) for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. The Company’s transition from GAAP to IFRS will take place in the first quarter of 2012 at which time the Company will report both the current and comparative financial information using IFRS. The differences between IFRS and Canadian GAAP are in recognition, measurement and disclosure. The Company has implemented a process to identify and investigate differences that apply to the Company’s specific situation and the result is that the differences are primarily in the areas of measurement and disclosure. The Company’s IFRS transition process consists of three phases: (i) a preliminary diagnostic review; (ii) a detailed assessment, and (iii) policy design and implementation. FUTURE ACCOUNTING POLICIES

13 Exemption Conclusions Business combinations Business combinations previously accounted for under Canadian GAAP will not be restated. The Company will elect to apply the provisions of IFRS 3 – Business Combinations prospectively from the date of transition. Share-based payments The Company will elect to apply IFRS 2 only to unvested equity instruments at the transition date. Leases The Company will apply the exemption in the transitional provisions in IFRIC 4 – Determining Whether an Arrangement Contains a Lease when applying IAS 17 – Leases retrospectively. Cumulative translation differences The Company will elect to reset the cumulative foreign currency translation balance to zero by adjusting opening retained earnings on the date of transition. On the date of transition, the reclassification will decrease retained earnings by approximately $3.5 million. The Company completed a preliminary IFRS impact assessment to assess the possible impact of individual IFRS items on the Company’s consolidated financial statements in consultation with its external audit firm. The second phase, a detailed assessment, began in the second quarter of fiscal 2011 and is now complete. In this phase, the Company performed a detailed analysis of IFRS, including the identification of the differences between IFRS and the Company’s current accounting policies, in order to prioritize the key areas that will more significantly impact the transition. Management has also examined the options permitted under IFRS at the effective date and on an ongoing basis in order to finalize conclusions. The second phase also included detailed planning of information technology and human resources requirements to comply with the post transition requirements, primarily in the area of disclosure. Internal procedures and systems that required updating and adaptation were identified, including adjustments to existing processes and the implementation of additional internal controls over financial reporting and disclosure controls and procedures that were necessary. Finally, in the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems so that they are in place and operating effectively for the first fiscal year under IFRS. The Company will also finalize any calculations or changes to the method of calculating any financial statement items under IFRS. The International Accounting Standards Board (“IASB”), which governs the application of IFRS, will continue to issue new accounting standards during the conversion period. Also the Canadian Institute of Chartered Accountants (“CICA”) will continue to comment on the application of IFRS for Canadian companies. As a result of these continuing activities, the final impact of IFRS on the Company’s consolidated financial statements can only be determined once all of the IFRS applicable at the effective date are known. Based on its detailed assessment, the Company has identified the following list of IFRS differences from Canadian GAAP that will impact the Company’s consolidated financial statements. The list of items is considered to be complete, however subject to change based on comments and updates by both the IASB and the CICA: IFRS 1 - First-time adoption of IFRS IFRS requires that all applicable changes be applied retrospectively, other than available exceptions for first time adopters of IFRS. The Company has chosen to use the following available exemptions:

14 IFRS 2 - Share-based payments Under IFRS, each tranche of a share-based payment is considered a separate grant with a different vesting date and fair value using graded vesting. Forfeitures must be estimated and recognized in the current period under IFRS, with revisions for actual forfeitures in subsequent periods. Under Canadian GAAP, each grant as a whole and forfeitures are recognized as they occur. Changes made to the calculations of Coastal’s share-based payment expense resulted in the reduction of $0.05 million in expense under IFRS which will decrease contributed surplus and increase retained earnings at the transition date. IAS 36 - Impairment of assets IFRS will result in goodwill and intangible assets with indefinite lives being allocated and tested for impairment at a higher level of Cash Generating Units (“CGU”) than Canadian GAAP due to the differences in criteria for aggregation. No significant opening balance sheet impact is expected. IAS 37 - Provisions, contingent liabilities and contingent assets IFRS requires that provisions and contingent liabilities be recognized when the likelihood of payment is “probable”. Canadian GAAP uses the term “likely” in its recognition criteria, which is a higher threshold. No significant opening balance sheet impact is expected at the transition date.

15 We report our results in accordance with Canadian GAAP, however, we present adjusted EBITDA as we believe that our investors may use these figures to make informed investment decisions about us. Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP. Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, management change costs and foreign exchange gains and losses. New orders, reorders, shipped orders and active customers are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months. The following table provides a reconciliation of net earnings to adjusted EBITDA: SUPPLEMENTAL NON-GAAP MEASURES AND DEFINITIONS ($000’s) 2011 2012 2009 Net earnings (loss) (4,924) 3,102 2,747 Amortization 2,825 2,272 2,585 Interest expense (income), net 275 96 (67) Income tax expense (recovery) (59) (53) 1,250 Share-based compensation 1,044 485 694 Foreign exchange (gain) loss (151) 97 (110) Restructuring, listing and management change costs 2,335 1,784 906 Adjusted EBITDA 1,345 7,783 8,005 As at December 14, 2011, Coastal had 56,251,157 outstanding common shares and stock options to purchase 4,841,500 common shares. COMMON SHARES

16 Coastal does not have any off-balance sheet arrangements as defined by applicable securities regulations in Canada at October 31, 2011 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition. OFF-BALANCE SHEET ARRANGEMENTS As at October 31, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totaling $0.2 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at the end of the fourth quarter of 2011. We are committed to minimum annual payments, primarily related to the capital lease obligation and the lease costs on our premises, as follows: RELATED PARTY TRANSACTIONS CONTRACTUAL OBLIGATIONS Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, for which an amount has been accrued at October 31, 2011. CONTINGENT LIABILITIES $000’s 2012 1,805 2013 1,929 2014 1,901 2015 1,164 2016 and thereafter 726 7,525

17 We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of October 31, 2011, an evaluation of the design of Coastal’s disclosure controls and procedures as defined in National Instrument 52-109 was carried out. Based on that evaluation, the CEO and CFO concluded that the design and operation of those disclosure controls and procedures were effective. CRITICAL SUPPLIERS DISCLOSURE CONTROLS AND PROCEDURES

18 All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers, our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency CAUTION REGARDING FORWARD-LOOKING STATEMENTS, RISKS AND ASSUMPTIONS Management is responsible for certifying the design and effectiveness of the Company’s internal control over financial reporting as required by National Instrument 52-109. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, including the CEO and CFO, carried out an evaluation of the design of our internal controls over financial reporting as at October 31, 2011. Management believes the design, based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, to be effective for the nature and size of Coastal’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has tested and is satisfied with the effectiveness of internal controls over financial reporting. During 2011, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting. INTERNAL CONTROLS OVER FINANCIAL REPORTING

19 For additional information relating to Coastal and risk factors applicable to Coastal, including operational and other risks, please refer to the Company’s latest Annual Information Form, available on Coastal’s website at: investors.coastalcontacts.com and on SEDAR at: www.sedar.com. of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates. Forward-looking statements are based on the thencurrent expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favorable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive. Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information form on SEDAR (www.sedar.com) for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law. ADDITIONAL INFORMATION AND RISK FACTORS

[LOGO]

INDEPENDENT AUDITORS’ REPORT To the Shareholders of Coastal Contacts Inc. We have audited the accompanying consolidated financial statements of Coastal Contacts Inc., which comprise the consolidated balance sheets as at October 31, 2011 and October 31, 2010, the consolidated statements of operations and comprehensive earnings (loss), deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Management’s responsibility for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coastal Contacts Inc. as at as at October 31, 2011 and October 31, 2010 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP. Chartered Accountants Vancouver, Canada December 13, 2011 KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y1K3 Canada Telephone Fax Internet (604) 691-3000 (604) 691-3031 www.kpmg.ca 21

CONSOLIDATED BALANCE SHEETS

(CAD $000's)

As at October 31	2011	2010
Assets		
Current		
Cash and cash equiv alents *[note 4]*	$ 16,864	$ 18,266
Accounts receivable *[note 5]*	6,092	9,070
Inventory	26,228	17,536
Prepaid expenses	3,125	3,109
Future income tax *[note 6]*	97	97
	52,406	48,078
Property, equipment and leasehold improvements *[note 7]*	10,196	5,558
Intangible assets *[note 8]*	9,646	8,908
Goodwill *[note 9]*	8,518	7,715
	$ 80,766	**$ 70,259**
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 37,155	$ 27,012
Capital lease obligation *[note 10]*	2,646	811
Other current liabilities	280	132
	40,081	27,955
Other long-term liabilities	859	425
Capital lease obligation *[note 10]*	1,911	2,508
Long-term debt *[note 11]*	1,500	-
Future income tax *[note 6]*	3,306	3,359
	47,657	34,247
Shareholders' equity		
Share capital *[note 13]*		
Authorized:		
Unlimited common shares without par value		
Unlimited Class A preferred shares without par value		
Issued and outstanding:		
56,221,157 common shares [2010 – 55,396,171]	40,667	39,176
Contributed surplus *[note 14]*	3,208	2,663
Accumulated other comprehensive loss *[note 15]*	(3,411)	(3,783)
Deficit	(7,355)	(2,044)
	33,109	36,012
	$ 80,766	**$ 70,259**

See accompanying notes to the consolidated financial statements

Commitments *[note 20]* Contingencies *[note 21]*

On behalf of the Board:

Roger V. Hardy, Director

Jeffrey R. Mason, Director

22 Coastal Contacts Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) (CAD $000’s, except share and per share amounts) Years ended October 31 2011 2010 Sales $ 184,097 $ 153,166 Cost of sales 129,395 109,390 Gross profit 54,702 43,776 Advertising 26,636 18,069 Selling, general and administration 29,056 19,708 Amortization 2,825 2,272 Share-based compensation [note 14] 1,044 485 Interest expense 275 96 Foreign exchange (gain) loss (151) 97 Earnings (loss) before income taxes (4,983) 3,049 Income tax recovery [note 6] (59) (53) Net earnings (loss) (4,924) 3,102 Unrealized foreign exchange gain (loss) on translation of financial statements of self-sustaining foreign operations 372 (301) Comprehensive earnings (loss) $ (4,552) $ 2,801 Basic net earnings (loss) per share $ (0.09) $ 0.05 Diluted net earnings (loss) per share $ (0.09) $ 0.05 Weighted average number of common shares outstanding [note 16] Basic 55,490,891 56,910,149 Diluted 55,490,891 58,101,504 See accompanying notes to the consolidated financial statements 23

CONSOLIDATED STATEMENTS OF DEFICIT (CAD $000’s) Years ended October 31 2011 2010 Deficit, beginning of year $ (2,044) $ (3,897) Net earnings (loss) (4,924) 3,102 Premium on purchase of common shares for cancellation [note 13] (387) (1,249) Deficit, end of year $ (7,355) $ (2,044) See accompanying notes to the consolidated financial statements 24

CONSOLIDATED STATEMENTS OF CASH FLOWS (CAD $000’s) Years ended October 31 2011 2010 Operating activities Net earnings (loss) $ (4,924) $ 3,102 Non-cash items affecting earnings: Amortization 3,138 2,346 Share-based compensation 1,044 485 Future income taxes (90) (179) Unrealized foreign exchange loss 105 - Changes in non-cash working capital 5,085 2,149 Cash provided by operating activities 4,358 7,903 Investing activities Repayments from (advances to) related parties (13) 169 Business acquisition (213) - Acquisition of property, equipment and leasehold improvements (3,083) (4,033) Acquisition of intangible assets (1,718) (424) Disposition of property and equipment [note 10] 343 3,411 Cash used in investing activities (4,684) (877) Financing activities Issuance of common shares on exercise of options 1,141 146 Capital lease payments (885) - Advance of long-term debt 1,500 - Purchase of common shares for cancellation (3,011) (158) Cash used in financing activities (1,255) (12) Effect of exchange rate changes on cash and cash equivalents 179 (280) Increase (decrease) in cash and cash equivalents (1,402) 6,734 Cash and cash equivalents, beginning of year 18,266 11,532 Cash and cash equivalents, end of year $ 16,864 $ 18,266 Supplemental disclosure of cash flow information: Non-cash financing and investing activities: Assets acquired under capital lease [note 10] $ 343 $ 3,499 Assets acquired and financed by third parties [note 10] 3,378 - $ 3,721 $ 3,499 Income tax paid (recovered) in cash $ (311) $ 392 Interest paid in cash $ 418 $ 24 See accompanying notes to the consolidated financial statements 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Coastal and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where accounting judgments and estimates are significant to Coastal include allowance for doubtful accounts, estimated useful life of assets and the inventory obsolescence provision. Revenue recognition Revenue from product sales is recognized when the product has been shipped to the customer. At this point, the amount of sales revenue is determinable, no significant vendor obligations remain and the collection of the revenue is assured. A provision is made for product returns and doubtful accounts receivable. Foreign currency translation The reporting and measurement currency of Coastal is the Canadian dollar. Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The resultant translation adjustments are reported as cumulative foreign currency translation adjustment in comprehensive earnings. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the rate prevailing on the transaction date. Foreign currency translation gains or losses are recorded in earnings in the period in which they occur. Cash and cash equivalents Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of inception of three months or less. 1 2 NATURE OF OPERATIONS AND BASIS OF PRESENTATION SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region. 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 Inventory Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. The cost of inventories recognized as expense during the year ended October 31, 2011 was $108 million (2010 – $89 million). The amount of inventory write-downs as a result of net realizable value lower than cost during the year ended October 31, 2011 was $1.0 million (2010 – nil). Cost of sales incudes: ........................................................ .. Labour costs of operating our call centres, distribution facilities and optical laboratories .................................... ....Occupancy and operational costs related to the call centres, distribution facitlities and optical laboratories. Property, equipment and leasehold improvements Property, equipment and leasehold improvements are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates: Computer hardware ......................... Computer software ........................... Customized ERP software .................. Furniture, fixtures and equipment ............. Leasehold improvements ............... 30% declining balance 100% declining balance 20% straight-line 10% – 20% declining balance Lesser of useful life or initial lease term 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Intangible assets Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates: Customer lists ......................... 5 years straight-line Website development .......... 5 years straight-line Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the underlying business. Any impairment is charged to the statement of operations in the year of impairment. Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for possible impairment annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the reporting units to which the goodwill relates. Any impairment is charged to the statement of operations in the year of impairment. 27 Cost of purchased products outbound freight

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Income taxes Income taxes are accounted for using the liability method of tax allocation. Under this method future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not. Financial instruments Coastal’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income. Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income, as applicable. The fair value of these financial instruments approximates their carrying values due to their shortterm nature. Coastal does not have derivatives or embedded derivatives. Impairment of equipment Long-lived assets, including equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of an asset exceeds its fair value. This charge is recorded as soon as it becomes apparent that the carrying value of the asset should be reduced. Share-based compensation Coastal uses the fair value method of accounting for all share options granted, modified or settled during the period. Compensation expense is based on the fair value of the award at the grant date, amortized over the vesting period using the graded vesting method. Non-employee share options are revalued at the end of each period. Earnings per share Coastal calculates basic earnings per share using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by the treasury share method. Under the treasury share method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 Business combinations CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests”, replace CICA Handbook Sections 1581 and 1600. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective for any business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted. Coastal elected to adopt these standards early effective November 1, 2010. Acquisitions of subsidiaries and businesses (other than entities which were under the control of the parent) are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair value (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by Coastal in exchange for control Transition to International Financial Reporting Standards In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Starting in the first quarter of of the acquiree. The acquiree’s identifiable assets and liabilities that meet the conditions for recognition under Section 1582 are recognized at their fair value at the acquisition date except for certain assets and liabilities which are recognized and measured in accordance with the related handbook section. Goodwill arising on acquisition is recognized as an asset and is measured as the fair value of consideration transferred including the recognized amount of any non-controlling interest in the acquiree less the net fair value of the identifiable assets and liabilities recognized. If, after reassessment, the Coastal’s interest in the net fair value of the acquiree’s identifiable assets and liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss as a bargain purchase. Transaction costs, other than those associated with the issue of debt or equity securities, that Coastal incurs in connection with a business combination are expensed as incurred. fiscal 2012, Coastal will provide unaudited consolidated interim financial statements in accordance with IFRS, including comparative fiscal 2011 figures. Coastal’s first annual IFRS financial statements will be for the year ending October 31, 2012 and will include the comparative period of fiscal 2011, adjusted for IFRS. Coastal is in the process of determining the impact on its financial statements of the transition to IFRS. 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 3 FUTURE ACCOUNTING POLICIES 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 4 5 CASH AND CASH EQUIVALENTS RELATED PARTY BALANCES AND TRANSACTIONS Coastal has the Canadian dollar equivalent of $1.4 million of cash on hand that is restricted as security for certain value added tax payments and retainers for professional services. Included in accounts receivable are four promissory notes outstanding from Coastal employees totalling $0.2 million, of which $0.05 million was accumulated interest. These loans are payable on demand and bear interest at a rate of 5% per annum and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding from its Chief Executive Officer, its Chief Financial Officer or any of its directors at October 31, 2011. (CAD $000’s) 2011 2010 Promissory notes receivable 211 204 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Coastal’s future tax assets and liabilities are as follows: The potential income tax benefits relating to the future income tax assets have not been recognized in the consolidated financial statements where their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. (CAD $000’s) 2011 2010 Future income tax assets Unused tax losses 2,782 2,945 Net book value of capital assets in excess of tax value (942) (1,227) Carrying value of intangible assets in excess of tax basis (13) - Capital lease obligation 716 829 Other 321 198 Total future tax assets 2,864 2,745 Valuation allowance (2,767) (2,648) Total future tax assets 97 97 Future income tax liabilities Expense recognized for tax purposes in foreign jurisdictions (825) (994) Net book value of capital assets in excess of tax value (268) (259) Carrying value of intangible assets in excess of tax basis (2,213) (2,106) Total future tax liability (3,306) (3,359) 6 INCOME TAXES Significant components of the income tax expense attributable to continuing operations are as follows: (CAD $000’s) 2011 2010 Current income tax expense 30 171 Future income tax recovery relating to reversal of taxable temporary differences (89) (224) Current income tax recovery (59) (53) 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 6 INCOME TAXES (Continued) The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rates to income tax expense, at the statutory tax rate of 26.83% [2010 – 28.5%] is as follows: As at October 31, 2011, Coastal has non-capital loss carry-forwards of $10.7 million for Canadian income tax purposes that expire as follows: (CAD $000’s) 2011 2010 Income tax expense (recovery) at statutory tax rates (1,337) 869 Permanent differences 376 148 Change in valuation allowance 119 (303) Foreign tax rate differential - (133) Other 783 (634) (59) (53) (CAD $000’s) 2014 7 2026 4,425 2027 1,098 2028 3,296 2029 141 2031 1,774 10,741 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

7

(CAD $000's)	Cost	Accumulated Amortization	2011 Net Book Value	2010 Net Book Value
Computer hardware and software	4,473	3,139	1,334	1,135
Furniture, fixtures and equipment	6,254	1,136	5,118	997
Leasehold improvements	2,071	1,277	794	108
	12,798	5,552	7,246	2,240
Assets under capital lease:				
Computer hardware and software	868	257	611	816
Furniture, fixtures and equipment	2,467	539	1,928	1,994
Leasehold improvements	508	97	411	508
	3,843	893	2,950	3,318
	16,641	**6,445**	**10,196**	**5,558**

INTANGIBLE ASSETS

8

(CAD $000's)	Cost	Accumulated Amortization	2011 Net Book Value	2010 Net Book Value
Brand names and trademarks acquired	8,579	-	8,579	7,616
Customer lists acquired	3,616	3,616	-	199
Website creation	4,839	3,772	1,067	1,093
	17,034	**7,388**	**9,646**	**8,908**

33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 9 10 GOODWILL CAPITAL LEASE OBLIGATION (CAD $000’s) 2010 Additions Currency Impact 2011 Total goodwill 7,715 719 84 8,518 On October 17, 2011, Coastal acquired 100% interest of Just Eyewear, LLC for $0.6 million which is made up of cash and common shares. The assets acquired consisted primarily of goodwill. During the year ended October 31, 2011, Coastal sold equipment totaling $0.3 million (2010 – $3.5 million) and subsequently leased the assets back. The resulting leases are classified as capital leases. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease terms expire. (CAD $000’s) 2011 2010 $2.1 million lease, 60-month term, interest at 4.73%, monthly payments of $38,931, expires July 2015. 1,602 1,984 $1.4 million lease, 36-month term, interest at 4.97% monthly payments of $42,624, expires October 2013. 972 1,335 $0.3 million lease, 48-month term, interest at 5.43% Monthly payments of $7,977, expires January 2015. 291 - $1.7 million advanced as part of lease agreement, due and payable on demand until final terms are negotiated. 1,692 - Total capital lease obligation 4,557 3,319 Less current capital lease obligation (2,646) (811) Long-term capital lease obligation 1,911 2,508 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 During the year ended October 31, 2011, $0.2 million (2010 – $0.02 million) of interest was paid on the capital leases. Lease payments for the next four years: 10 CAPITAL LEASE OBLIGATION (Continued) (CAD $000’s) 2012 2,764 2013 1,074 2014 563 2015 383 Less interest (227) Capital lease obligation 4,557 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 13 11 12 SHARE CAPITAL LONG-TERM DEBT OPERATING FACILITY (a) issued and outstanding common shares Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows: On October 29, 2010 Coastal purchased 1,475,000 common shares pursuant to a Normal Course Issuer Bid (“NCIB”) for $2.3 million. The cash for this repurchase was paid out on November 1, 2010. During the year ended October 31, 2011, Coastal purchased 397,700 common shares, pursuant to a normal course issuer bid, for an average price of $1.73 per share. All of these shares have been cancelled. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit. 2011 2010 Shares $000’s Shares $000’s Balance, beginning of year 55,396,171 39,176 56,901,719 40,248 Issued on exercise of options 1,171,500 1,640 151,500 226 Issued on acquisition of business 51,186 152 - - Purchased and cancelled (397,700) (301) (1,657,048) (1,298) Balance, end of year 56,221,157 40,667 55,396,171 39,176 Coastal has access to an operating line of credit, secured with a General Security Agreement over all assets, totalling $6.0 million with interest payable at the lenders prime rate plus 2.0%. The balance is due for repayment on March 31, 2013. As at October 31, 2011 $1.5 million (2010 – $nil) was outstanding on this facility. A subsidiary of Coastal has access to a secured operating facility, totalling 30.0 million Swedish Krona (SEK) (Canadian dollar equivalent of approximately $4.6 million) with interest payable at a rate of 1% above the Stockholm Interbank Offered Rate. As at October 31, 2011 and October 31, 2010, there were no balances outstanding on this facility. 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 (b) share purchase options Coastal’s shareholder adopted share option plan (the “Option Plan”), for its directors, officers, employees and service providers, sets out the terms upon which options to purchase common shares may be granted. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee. During the year ended October 31, 2011, 150,000 non-employee options were granted to a firm that Coastal has engaged to provide investor relation services. 13 SHARE CAPITAL (Continued) The following table contains information with respect to Coastal’s share purchase options: Shares $ Options outstanding, October 31, 2009 4,403,308 0.69 – 1.14 Granted 1,385,000 1.28 – 1.49 Exercised (151,500) 0.69 – 1.11 Forfeited (790,000) 0.69 – 1.12 Expired (98,808) 1.00 Options outstanding, October 31, 2010 4,748,000 0.80 – 1.49 Granted 1,615,000 1.62 – 2.80 Exercised (1,171,500) 0.80 – 1.62 Forfeited (320,000) 0.80 – 1.62 Expired - - Options outstanding, October 31, 2011 4,871,500 0.80 – 2.80 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

13 SHARE CAPITAL (Continued)

The following table summarizes information about Coastal's share purchase options outstanding as at October 31, 2011:

	Share purchase options outstanding			Share purchase options exercisable	
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
0.80 – 0.99	1,096,000	1.75	0.84	1,021,001	0.84
1.00 – 1.14	908,000	1.19	1.10	858,500	1.10
1.15 – 1.62	2,032,500	3.81	1.49	625,331	1.47
1.63 – 2.80	835,000	4.75	2.74	62,500	2.80
	4,871,500	**3.02**	**1.49**	**2,567,332**	**1.13**

During the year, the fair value of the option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Dividend yield	0%	0%
Expected volatility	49.4%	53.9%
Risk free interest rate	2.12%	2.22%
Expected lives	5.0 years	5.0 years

(c) employee share ownership plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan ("ESOP") whereby Coastal matches dollar contributions made by eligible employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting common shares of Coastal through the open market. Approximately 70% of our employees are eligible to participate in the ESOP.

Coastal's share of contribution made during the year totalled $0.5 million (2010 – $0.3 million) and has been expensed in selling, general and administration expense.

38 Coastal Contacts Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 (CAD $000’s) 2011 2010 Balance – beginning of year 2,663 2,294 Share-based compensation 1,044 485 Impact of options exercised (499) (80) Impact of options cancelled and settled in cash - (36) Balance – end of year 3,208 2,663 (CAD $000’s) 2011 2010 Balance – beginning of year (3,783) (3,482) Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations 372 (301) Balance – end of year (3,411) (3,783) 2011 2010 Weighted average number of common shares outstanding – basic 55,490,891 56,910,149 Dilutive share purchase options - 1,191,355 Weighted average number of common shares outstanding – diluted 55,490,891 58,101,504 14 15 16 CONTRIBUTED SURPLUS ACCUMULATED OTHER COMPREHENSIVE LOSS EARNINGS PER SHARE 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 17 FINANCIAL INSTRUMENTS Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk. The following analysis provides a measurement of risks as at October 31, 2011. The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks. Credit risk Coastal’s principal financial assets are cash and equivalents, accounts receivable and amounts due from related parties, which represent Coastal’s exposure to credit risk in relation to financial assets. Market risk Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held. Foreign currency exchange risk Coastal’s functional currencies are the Canadian Dollar (“CAD”), the Swedish Krona (“SEK”) and the Australian Dollar (“AUD”). Coastal is exposed to fluctuations in the U.S. Dollar (“USD”), the Swedish Krona (“SEK”), the Norwegian Kroner (“NOK”), the European Union Euro (“EURO”) and AUD relative to these functional currencies. Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Coastal’s credit risk is low as trade receivables are primarily due from financial intermediaries who process payments on behalf of credit card companies with which we have relationships. The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment. The credit risk on cash equivalents is less because the counterparties are banks and corporations with high credit-ratings assigned by international credit-rating agencies. Coastal does not have financial assets that are invested in asset backed commercial paper. The carrying amount of financial assets represents the maximum credit exposure, and as at the reporting date was: (CAD $000’s) 2011 2010 Cash and cash equivalents 16,864 18,266 Accounts receivable 5,802 8,866 Related party promissory notes receivable 211 204 22,877 27,336 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

FINANCIAL INSTRUMENTS (Continued) 17

Coastal is exposed to the following currency risk at October 31, 2011:

(CAD $000's)	USD	SEK	NOK	EURO
Cash and cash equivalents	3,763	2,185	2,018	1,916
Accounts receivable	2,063	1,167	202	1,561
Accounts payable and accrued liabilities	(12,107)	(6,984)	(95)	(1,430)
	(6,281)	**(3,632)**	**2,125**	**2,047**

Foreign currency exchange risk sensitivity analysis

The following table details Coastal's sensitivity analysis to a 10% strengthening in the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro on net earnings and comprehensive earnings against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% change in the foreign currency rates. For a 10% weakening of the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive earnings.

(CAD $000's)	USD	SEK	NOK	EURO
Net earnings	(4,843)	(85)	2,052	713
Comprehensive earnings		(4,443)		

Interest rate risk

Coastal's policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal. Fluctuations in interest rates impact on the value of cash equivalents. Coastal's exposure to interest rate risk is limited, as Coastal's interest bearing financial liabilities have fixed interest rates.

Liquidity risk

Coastal's objective is to have sufficient liquidity to meet liabilities when due. Coastal monitors its cash balances and cash flows generated from operations to meet requirements. All of the accounts payable at October 31, 2011 are due within sixty days.

Fair values

Coastal's financial instruments consist of cash and cash equivalents, accounts receivable, related party promissory notes, accounts payable and accrued liabilities, capital lease obligations and long-term debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their fair value due to the immediate or short term maturity of these financial instruments. The fair value of the related party promissory notes is not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

The capital lease obligation and long-term debt has been recorded at amortized cost. Based on current market borrowing rates, the carrying values approximate the fair values.

41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 18 MANAGEMENT OF CAPITAL Coastal’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Coastal considers the items included in the consolidated shareholders’ equity, excluding accumulated and other comprehensive earnings, as capital. In order to maintain or adjust its capital structure, Coastal may purchase shares for cancellation pursuant to normal course issuer bids or other issuer bids, declare dividends, issue debt or issue new shares. Coastal and a subsidiary of Coastal are subject to a capital sufficiency covenant in association with the overdraft facility in note 12. As at October 31, 2011, the subsidiary’s facility was unused and therefore the subsidiary was not subject to these covenants. Coastal has drawn $1.5 million of its facility and has met the covenants. Coastal’s overall strategy with respect to capital management remains unchanged from the year ended October 31, 2010. 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2011 and 2010

19 SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

By Region

(CAD $000's)	Canada	Sweden	USA	Norway	Other	Total
Sales						
Year ended October 31, 2011	**51,287**	**34,405**	**27,700**	**19,241**	**51,464**	**184,097**
Year ended October 31, 2010	33,633	29,664	27,412	18,823	43,634	153,166
Property, equipment and leasehold improvements						
As at October 31, 2011	**8,833**	**1,335**	**5**	**-**	**23**	**10,196**
As at October 31, 2010	4,116	1,442	-	-	-	5,558
Intangible assets						
As at October 31, 2011	**1,934**	**3,052**	**-**	**-**	**4,660**	**9,646**
As at October 31, 2010	913	3,150	-	-	4,845	8,908
Goodwill						
As at October 31, 2011	**-**	**5,636**	**719**	**-**	**2,163**	**8,518**
As at October 31, 2010	-	5,571	-	-	2,144	7,715

By Product Type

(CAD $000's)	Contact Lenses	Glasses	Total
Year ended October 31, 2011	**144,537**	**39,560**	**184,097**
Year ended October 31, 2010	133,661	19,505	153,166

43

20 21 22 COMMITMENTS CONTINGENCIES COMPARATIVE FIGURES Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises, as follows: Operating costs on leases have been excluded. 44 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2011 and 2010 (CAD $000’s) 2012 1,805 2013 1,929 2014 1,901 2015 1,164 2016 726 7,525 Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal action by a former employee, for which Coastal has accrued their best estimate and does not believe that there is an exposure in excess of accrual. Certain comparative figures have been reclassified to conform to the current year’s presentation. Coastal is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. The impact on the Coastal’s future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, Coastal has not incurred material costs related to indemnifications.

Coastal.com | ClearlyContacts.ca | ClearlyContacts.com.au | ClearlyContacts.co.nz | LensWay.com | LensWay.co.uk | ContactSan.com | CoastalLens.com | MaxLens.com | YasuiLens.com Auditors

KPMG, LLP

Vancouver, BC

General Counsel

Koffman Kalef LLP

Vancouver, BC

Transfer Agent

Computershare Investors Services

Vancouver, BC

Head Office

Suite 320 - 2985 Virtual Way

Vancouver, BC

Canada, V5M 4X7

Share Information

The common shares of Coastal

Contacts Inc. are listed for trading

under the symbol COA on both the

Toronto Stock Exchange and the

NASDAQ OMX Nordic Exchange.

Annual and Special Meeting

for the shareholders of

Coastal Contacts Inc.

To be held on:

April 20, 2012 at 11:00 am (PST) at

19th Floor, 885 West Georgia Street,

Vancouver, BC

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